[date], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of January 28, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 165 to its registration statement, filed on behalf of its series, the Barrett Growth Fund (the “Fund”).  PEA No. 165 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 14, 2009 for the purpose of adding the Fund as a new series to the Trust. The Registrant is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.  Please note that the Trust has filed a request for acceleration of the effective date of PEA No. 165 to February 12, 2009, in a correspondence filed under separate cover on January 26, 2009.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

Comment 1:
If the Fund will be incorporating information into the Fund’s summary prospectus by reference, to the extent allowed by Form N-1A, please provide the language with respect to incorporation by reference that will be included in the summary prospectus for the Staff’s review.

Response:	The Trust responds by stating that the Fund will include the following heading in its summary prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund online at http://www.barrettgrowthfund.com.  You may also obtain this information at no cost by calling 877-363-6333.  The Fund’s prospectus and statement of additional information, both dated February 12, 2010, are incorporated by reference into this Summary Prospectus.”

Comment 2:	With respect to disclosure under the heading entitled “Investment Objective,” please move all disclosure following the first sentence to the discussion of the Fund’s investment strategy.

Response:	The Trust responds by making the requested revision.

Comment 3:	Please remove the footnote reference from the “Distribution and Service (12b-1) Fees” line item of the Fees and Expenses Table.

Response:	The Trust responds by making the requested revision.

Comment 4:
With respect to the statement in the discussion of the Fund’s investment strategy that the Fund invests primarily in a diversified portfolio of common stocks of large and mid-sized U.S. companies, please also include a definition of what the Fund considers to be “large and mid-sized companies.”

Response:	The Trust responds by adding the following statement to the disclosure under the heading entitled “Principal Investment Strategies”:

“The Fund considers large and mid-sized companies to be companies with market capitalizations of approximately $1 billion to $10 billion and large-cap companies to have market capitalizations greater than $10 billion.”

Comment 5:
The Staff considers the following statement in the discussion of the Fund’s investment strategies to be a prediction of performance, and as such should be removed or revised: “The Adviser believes that investments in companies that produce superior earnings when purchased at reasonable prices will lead to superior gains in market value.”

Response:	The Trust responds by revising the disclosure to read as follows:

“The Adviser makes investments in companies that it believes produce superior earnings at reasonable valuations.”

Comment 6:
The Staff recommends that the Fund consider revising the second and third paragraphs under the heading entitled “Principal Investment Strategies,” to provide a more summarized discussion of the Fund’s investment strategies.

Response:	The Trust responds by revising the second and third paragraphs under the heading entitled “Principal Investment Strategies” to read as follows:

“The Fund takes a conservative approach to growth stock investing that emphasizes “Growth at a Reasonable Price.”  The Fund invests in common stocks of high-quality companies that Barrett Associates believes have superior growth potential and stocks that can be purchased at reasonable prices.  The Adviser focuses on identifying companies that will produce earnings and cash flow growth in excess of companies in the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500® Index”).  Superior relative earnings growth is usually driven by new products and services; niche products in growth sectors and industries; open-ended global opportunities to grow revenues; and cyclical companies whose margins are benefiting from a recovery in their respective industries.  Stocks are sold when there is likely to be deterioration in earnings growth or other financial metrics including balance sheet items.  Maintaining a competitive industry position and management stability are also important factors to retain a company position.  Unusually weak relative stock market performance also is a signal that prompts the Adviser to immediately reevaluate a holding.

The Adviser mitigates risk in several ways.  In order to invest in a specific company the Adviser carefully analyzes the company’s balance sheet and overall ability to withstand adverse economic conditions.  More broadly, the Adviser diversifies the portfolio across multiple industries, economic sectors and geographic regions, to reduce the risk of a particular industry’s or region’s weakness adversely affecting the total Fund.  Since the Adviser focuses on buying companies at reasonable valuations, the risk of overpaying for companies with strong earnings growth is also reduced.  The Fund invests in companies across the large and mid-capitalization spectrum which provides the Fund with exposure to companies of different revenue and earnings levels.  Finally, the Fund emphasizes objectivity in evaluating existing holdings and sells holdings when the fundamental outlook for a company is expected to deteriorate.”

Comment 7:	Please include a discussion of the strategies the Fund will employ to achieve its investment objective of maximizing after-tax returns.

Response:	The Trust responds by adding the following statement: to the disclosure under the heading entitled “Principal Investment Strategies”

“The Fund makes investments in companies that have solid long-term earnings prospects and the Fund expects to hold these investments for prolonged periods of time, thereby avoiding short-term capital gains.”

Comment 8:	Please revise the disclosure under the heading entitled “Performance” to remove information that is not required by Item 4 of Form N-1A:

Response:	The Trust responds by revising the applicable disclosure to read as follows:

“The bar chart and table below provide an indication of the risks of investing in the Fund. The Fund is the successor to the Barrett Growth Fund, a series of the Barrett Funds (the “Predecessor Fund”). The performance information included herein reflects the performance of the Predecessor Fund for periods prior to the reorganization on _________, 2009.

The bar chart shows changes in the total returns for each calendar year. The table includes several indexes against which performance is compared for one, five and ten year periods. The performance information represents only past performance before and after taxes, and does not necessarily indicate future results.”

Comment 9:
Please reformat the footnotes to the Average Annual Total Returns table so that the disclosure appears as text adjacent to the table, and include the disclosure in the footnote (2) only if it is applicable to the Fund.

Response:	The Trust responds by reformatting footnote (1) to appear as text adjacent to the table, as requested. The Trust further responds by removing footnote (2), as it is not applicable to the Fund.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment 10:	Please expand the discussion of how the Fund will seek to achieve its investment objective of maximizing after-tax returns under the heading entitled “Principal Investment Strategies.”

Response:	The Trust responds by adding the following statement to the disclosure under the heading entitled “Principal Investment Strategies”

“The Fund makes investments in companies that have solid long-term earnings prospects and the Fund expects to hold these investments for prolonged periods of time, thereby avoiding short-term capital gains.”

Prospectus – Management of the Fund – Portfolio Managers

Comment 11:	Please clarify each portfolio manager’s role and responsibilities with respect to the day-to-day management of the Fund’s portfolio.

Response:	The Trust responds by adding the following statement to the disclosure under the heading entitled “Management of the Fund – Portfolio Managers”

“Mr. Milnamow and Mr. Beck regularly review fund positions to assess changes in the investment outlook for each company in the portfolio based upon changes in each company’s business outlook as well as macroeconomic variables.  The portfolio managers evaluate each new investment opportunity for the portfolio to assess whether it meets the investment objectives of the fund.  Decisions are made jointly by the Portfolio Managers.”

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers